Exhibit 16.1

August 24, 1998



Securities and Exchange Commission
Washington, DC 20549



We were previously the independent accountants for AMCORE Financial, Inc., and on January 19, 1998, we reported on the consolidated balance sheets of AMCORE Financial, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 1997. On August 20, 1998, we resigned as independent accountants of AMCORE Financial, Inc.

We have read AMCORE Financial, Inc.'s statements included under Item 4 of its Form 8-K dated August 20, 1998, and agree with such statements except that we are not in a position to agree or disagree with the Company's statement that the Company has engaged an accounting Firm that has not previously been consulted on accounting, auditing, or financial reporting issues.








                                       McGladrey & Pullen, LLP